FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF): nº 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 5TH OF SEPTEMBER 2012

1.            DATE, TIME AND PLACE: On the 5th of September, 2012, at 2:30 p.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Abilio dos Santos Diniz; Secretary: Julian Fonseca Peña Chediak.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter. Thirteen (13) Board members were present, constituting the quorum required under article 15, paragraph 3 of the Company’s Charter. Also present, as attending guests, Enéas Pestana, Edson Kawabata, Ligia Dall`Acqua Korkes, Vitor Fagá, José Roberto Tambasco, Paulo Gualtieri and Ramatis Rodrigues.

4.            AGENDA: Approval of a capital increase in the total amount of two hundred and forty seven thousand, one hundred and ninety five Reais and fifty six cents (R$247,195.56), corresponding to seven thousand, seven hundred and eight (7,708) preferred shares to be issued by the Company, as a result of the exercise of stock options within the Company’s stock option plan.

5.            RESOLUTION: As the meeting was commenced, the Board members discussed the issues comprised in the agenda and approved the following resolutions:

5.1.In view of the exercise of A6 Silver and Gold Series stock options within the Company’s Stock Option Plan (the “Plan”), approved the General Meeting held on the 20th of December 2006, the board members approved the Company’s capital increase, within the authorized capital increase set forth in Article 6 of the Company’s Charter, in the amount of two hundred and forty seven thousand, one hundred and ninety five Reais and fifty six cents(R$247,195.56), corresponding to seven thousand, seven hundred and eight (7,708) preferred shares issued by the Company, divided as follows:

1

(i) three thousand, eight hundred and fifty four (3.854) preferred shares, at the issuance price of sixty four Reais and thirteen cents (R$64,13) per share, determined in accordance with the Plan, in the total amount of two hundred, forty seven thousand, one hundred and fifty seven Reais and two cents (R$247.157,02), in connection with the exercise of A6 Silver Series; and (ii) three thousand, eight hundred and fifty four (3.854) preferred shares, at the issuance price of one cent (R$0.01) per share, determined in accordance with the Plan, in the total amount of thirty eight Reais and fifty four cents (R$38,54), in connection with the exercise of A6 Gold Series. The preferred shares issued as a consequence of the capital increase shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, in accordance with the Company’s Charter.

5.1.1.Consequently, the Company’s share capital, which was in the amount of six billion, seven hundred and one million, five hundred and seventy one thousand and forty six Reais and twenty five cents (R$6,701,571,046.25), is now in the amount of six billion, seven hundred and one million, eight hundred and eighteen thousand, two hundred and forty one Reais and eighty one cents (R$6,701,818,241.81), fully subscribed and paid in, divided into two hundred and sixty three million, fifty six thousand, one hundred and sixty seven (263,056,167) shares with no par value, ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one (99,679,851) of which are common shares and one hundred and sixty three million, three hundred and seventy six thousand, three hundred and sixteen (163,376,316) of which are preferred shares.

6.            APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and these minutes were prepared. Once the proceedings were resumed, these minutes were read and approved, all the attending Board members having signed them. São Paulo, 5thof September, 2012. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Julian Fonseca Peña Chediak. Abilio dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean‐Charles Henri Naouri – by his attorney-in-fact Arnaud Strasser, Antoine Marie Remi Lazars Giscard d’Estaing– by his attorney-in-fact Arnaud Strasser, Jean Louis Bourgier, Eleazar de Carvalho Filho, Roberto Oliveira de Lima, Luiz Augusto de Castro Neves, Pedro Henrique Chermont de Miranda, Fábio Schvartsman, Arnaud Strasser and Ulisses Kameyama. I certify, for due purposes, that this is an extract from the minutesregistered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Julian Fonseca Peña Chediak Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 10, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.